UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50886

Virgin Media Inc.

(Exact name of registrant as specified in its charter)

65 Bleecker Street, 6th Floor, New York, NY 10012, (212) 906-8440

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

8.375% Senior Notes due 2019

8.875% Senior Notes due 2019

4.875% Senior Notes due 2022

5.125% Senior Notes due 2022

5.25% Senior Notes due 2022

6.50% Senior Secured Notes due 2018

7.00% Senior Secured Notes due 2018

5.25% Senior Secured Notes due 2021

5.50% Senior Secured Notes due 2021

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12-h3(b)(1)(i)	☒
Rule 12-h3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Virgin Media Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 19, 2013	VIRGIN MEDIA INC.

		By:	/s/ Bryan H. Hall
		Name:	Bryan H. Hall
		Title:	Executive Vice President